Securities and Exchange Commission                                     April 5, 2006

Washington DC

Attention: William Bennett

RE: Empirical Ventures, Inc.

Registration Statement on Form SB-2 File No. 333-120486

Ladies and Gentlemen,

We are writing in response to your comment letter

Please note that we have changed our independent auditor based on, that if the company moves its operations to the United States we will then have to change our independent auditor and thought it would be prudent now to do so.

1. As you know, Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize registered offerings for attempts to create the appearance that the registrant is not a [blank check], in an effort to avoid the application of Rule 419. (See Securities Act Release No. 6932 of April 13, 1992, 51 SEC Docket 0388). In carrying out this mandate, the staffs assessment of your status under the definition can be based only upon the public representation of its proposed business in the registration statement. If Empirical Ventures, Inc. believes that it does not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the registration statement. In this regard, disclose whether you have any current plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company. To the extent you do not, affirmatively state that you are not a blank check company and provide us supplementally with a copy of your business plan.

With respect to the company’s status we do not believe we are a blank check company for the following reasons.

a). we have no plans for a merger or acquisition and non have been contemplated and have a specific business plan

b). we will be able to proceed with our initial phases of development work once we have our amended purchase agreement in place.

Additionally, we are providing a copy of the company’s business plan  along with our courtesy copies.

2. We hereby reissue prior comment three dated February 11, 2005. Please disclose in the prospectus the need for any blue sky registration. We note your disclosure under plan of distribution.

We have noted this comment and have revised this section*

3. The registration statement cover page to your next amended filing should reflect amendment number 5.

We have revised this error*

4. Your attention is directed to Item 31O(g) of Regulation S-B and the possible need for updated financial statements and related disclosures.

We have noted this comment and have included the company’s updated financial Statements for the year ending June 30, 2005, and quarters ending September 30, 2005 and December 31, 2005

5.You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

We have noted this comment and have included our independent accountant’s updated consent.*

Prospectus Cover Page

6. We hereby reissue prior comment five dated February 11, 2005. Please provide us with the basis for including the last sentence of the third paragraph beginning with "The information is this prospectus.

We have revised this statement accordingly*

7. We hereby reissue prior comment six dated February 11, 2005. Item 501(a)(5) of Regulation S-B requires that you highlight the cross reference to the risk factors section and page by prominent type or in another manner.

We have noted this comment and have highlighted the risk factors section to be in accordance with Item 501(a)(5)

of Regulation S-B.*

8. We hereby reissue prior comment eight dated February 11, 2005. The introductory paragraph to your summary states that the summary does not contain all of the information that may be important. A summary by its very nature is not required to contain all of the detailed information required in a prospectus. However, if you include a summary in your prospectus, it must be complete. Please revise.

We have noted this comment and revised this section*

9. Delete the last sentence from the introductory paragraph regarding "we," "us," " our" and the "company."

We have deleted this sentence from the text*

10. The revised disclosure under "Our Business and Business Strategy" repeats disclosure located in the Business section. It also contains an embedded list that provides very little context from which a reader might better understand this offering, your technology or your business. Revise this disclosure both here and in the Business section to more adequately address the salient features of your software and to eliminate the embedded list.

We have revised this accordingly*

11. You state under "Our plan is to earn revenue from the sale of our software product" that to complete your plan, you will need to hire additional staff and consultants and invest in additional computers. Please also state, as you do on page 25, that you do not have sufficient funds to engage additional employees or contractors to proceed with your development plan.

We have revised this sentence*

12. Indicate under the Selling Shareholder section that you will be paying the costs of this offering and disclose the amount. Indicate how you plan to pay these costs in the MD&A section.

 We have added this disclosure to our selling shareholders section and the MD&A*

Risk Factors, page 4

13. Clarify in the first risk factor whether Mr. Ward has agreed in writing to support the minimum budget for the next twelve months. Indicate the amount of the budget, the material terms of Mr. Ward's agreement to support the company, and file the agreement as an exhibit. If Mr. Ward has not agreed in writing, so state and indicate the risk posed by this oral agreement.

We have revised this risk factor*

14. We hereby reissue prior comment 11 dated February 11, 2005. Reference is made to risk factor four where you state you have "limited prior business operations" and you "commenced [y]our operations on April 14, 2003." Please revise this date. In addition, we are unclear as to what operations you are referring.

We have revised this risk factor*

15. We hereby reissue prior comment 13 dated February 11, 2005. Risk factor seven states that your success depends to a "critical extent on the continued efforts of services" of Mr. Ward. Risk factor 11 states that due to the fact that your officers and directors "lack experience in operating this type of business, there is a risk that decisions and choices of management may not take into account standard technical or managerial approaches software companies commonly use." These risks appear somewhat inconsistent and should be reconciled. In doing so, please address the fact that Mr. Ward lacks financial and accounting experience and the impact this may have on the company .

We have noted this comment and have revised this risk factor*

16. We hereby reissue prior comment 15 dated February 11, 2005. Please revise risk factors 14 and 15 as they are generic and repeat disclosure located elsewhere in the prospectus.

We have noted this comment and have removed these risk factors from the body of the text to eliminate repeat disclosure*

17. We note your response to prior comment 16 dated February 11, 2005. Please address in the prospectus the fact that as a section 15(d) filer you can suspend your reporting obligations after the first fiscal year that the registration statement goes effective if you have less than 300 holders of record and what this may mean to investors.

We have noted this comment and have added this as a risk factor*

Selling Security Holders, page 10

18. We hereby reissue prior comment 18 dated February 11, 2005. Please be advised that each spouse is deemed the beneficial owner of the shares held by the other spouse. Refer to Securities Act Release No. 33-4819 ("a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children"). As such, please confirm whether any of your selling shareholders are married and revise the beneficial ownership amounts accordingly.

We have noted this comment and revised this section accordingly*

19. The disclosure under Family Relationships indicates that there are 4,586,662 shares outstanding. Please revise.

We have revised this accordingly*

Plan of Distribution, page 15

20. We hereby reissue prior comment 21 dated February 11, 2005. We note your statement that the "selling security holders [may use one or] more of the following methods" when disposing of their shares. Item 508 of Regulation S-B requires that the company indicate the plan of distribution. Please revise this statement and indicate all additional methods of distribution that will be used.

We have revised this section accordingly*

Security Ownership of Certain Beneficial Owners and Management, page 19

21. Messrs. Ellis and Johnson should not be included in the "as a group" calculation, which applies only to officers and directors. See Item 403(b) of Regulation S-B Please revise both the calculation and the disclosure.

We have revised this section and have re- calculated accordingly*

22. We hereby reissue prior comment 25 dated February 11, 2005. Beneficial ownership is to be calculated in accordance with the Instruction to Item 403 of Regulation S-B. Please revise footnote 2.

We have revised this and calculated this in accordance with Item 403 of Regulation S-B*

Organization within Last Five Years, page 23

23. We hereby reissue prior comment 26 dated February 11, 2005. We do not understand the nature of the $245,000 in costs you will incur for additional software development. Are you contractually committed to incur these costs? Who is expected to perform this development? Have you entered into any agreements, formal or otherwise, with 3493734 Manitoba, or any other entity, regarding the further development of this software? If so, please state and file all such agreements as exhibits. How did you determine that $245,000 was the appropriate amount of additional funding to develop this technology? What if development is not adequate upon spending $245,000? Will you continue to incur development costs beyond the $245,000? Please advise and revise the disclosure herein and in MD&A.

We have noted this comment and have provided a copy of our amended purchase agreement (see exhibit 10.1) which  more clearly defines spending covenant and, who will perform the development work

24. We hereby reissue prior comment 27 dated February 11, 2005. Describe in greater detail 3493734 Manitoba Ltd. and its relationship to the company.

We noted this comment and have described in greater detail the relationship of 34937343 Manitoba to the company

Description of Business, page 24

Current and Planned Development, page 22

25. We hereby reissue prior comment 28 dated February 11, 2005. It is not clear what you purchased from 3493734 Manitoba Ltd. For instance, you state in the opening paragraph of this subheading that you acquired the "prior development, designs and pilot implementation" of the software program. You then state in the next paragraph that you acquired the software program designs, methods and know-how but that you did not acquire any hardware and only acquired the existing software code. Please clarify what exactly you purchased, what it capable of doing at this stage, and what further developments need to be performed so that it is fully operational. Provide a timeline for performing this development in the MD&A section and indicate the costs involved. Specify what will happen if you are unable to meet a specified milestone.

We have noted this comment and have revised this section as to the current capability of the Darrwin software program

What exactly was purchased and development that needs to be performed to make it fully updated and operational.

With respect to what will happen if the company is unable to meet a specified milestone has yet to be determined but will be addressed in our amended purchase agreement.

26. We hereby reissue prior comment 29 dated February 11, 2005. Please elaborate on your statement that you acquired software code or scripts developed so that further development and upgrades to the program can be done in a more efficient manner.

We have noted this comment and have revised this section

27. We hereby reissue prior comment 31 dated February 11, 2005. Reference is made to the last sentence before the subheading "Development of Web Site and Test Site" where you state that you will be able to "proceed with continued

development and upgrades of [y]our software program on a limited basis without additional funding." Please explain "limited basis," what this will entail and for how long.

We have noted this comment and as far as continuing development on a limited basis  this will most likely be in the form of building our website and getting the Darwin program operational in its current format of Windows 2000 or Windows NT once that is complete we can then commence performing upgrades bringing the Darrwin software program up to the Windows XP platform.

28. We note your response to prior comment 32 dated February 11, 2005, and we reissue the same. Disclose in greater detail the role of Larry Cherrett in the software acquisition. Is Mr. Cherrett a software developer, owner, or agent? In addition, please advise who the Burke family trust is.

We have noted this comment and Larry Cherrett is the Lawyer that administers the Burke family trust of which 34937343 Manitoba is part of.  Additionally, we have revised our disclosure as to who developed the software in our summary section and business section.

29. We note your response to prior comment 33 dated February 11, 2005, and we reissue the same. The Technology Purchase Agreement states that 3493734 Manitoba Ltd. will manage and lead the development of the Darrwin software with $245,000 promised by Empirical. Please describe the persons who will be involved in developing the Darrwin software and the basic framework of the future relationship between Empirical and 3493734 Manitoba Ltd.

We have noted this comment and with respect to the development of the Darrwin software program the hiring of staff for the development of the program will be done by 3493734 Manitoba and will be performed by outside  programmers (consultants)  as yet  none have been Identified.

The relationship between the company and these programmers will be that of consultants to the company and under contract.

30. Disclose in the prospectus the person responsible for the development of the Darrwin software before Empirical purchased it. What relationship exists between that entity, 3493734 Manitoba Ltd. and the company? See prior comment 34 dated February 11, 2005.

We have noted this comment and have revised our disclosure accordingly*

31. We hereby reissue prior comment 35 dated February 11, 2005. Disclose in greater detail the operational capability of Darrwin.

We have noted this comment and have revised our disclosure to reflect greater detail in Darrwin’s operational Capability

32. We hereby reissue prior comment 36 dated February 11, 2005. Please describe your calculations in estimating the $245,000 needed to complete development of the Darrwin software.

We have noted this comment and a full break down of the $245,000  is  provided in our amended purchase agreement

33. We hereby reissue prior comment 37 dated February 11, 2005. Disclose in greater detail your process for obtaining additional funding including anticipated mergers and debt or equity fundraising efforts.

We have noted this comment  and have provided more detailed disclosure with respect to additional funding

Competition, page 26

34. We hereby reissue prior comment 40 dated February 11, 2005. Please discuss in greater detail your relative position in the current market in which you operate, including quantitative and qualitative information on your relative position. Also, please list competitors for your software product. See Item 101(b)(4) of Regulation S-B

We have noted this comment and have revised this section to include the major competitors in this field*

Research and Development Expenditures, page 27

35. We hereby reissue prior comment 41 dated February 11, 2005. Please describe what is meant by "maintaining our competitive positioning" and what efforts are being undertaken to maintain such position. Explain how you intend to raise the $245,000 required to further develop your software.

We have noted this comment and have revised this section*

Employees, page 27

36. Reconcile the disclosure in this section with the third full paragraph under Current Operation Development which indicates that you will need to hire additional employees, contractors and further engage consultants to enable you to undertake marketing.

We have noted this comment and have reconciled our disclosure in this section*

Plan of Operation, page 28

37. Provide specific dates for beginning and completing each milestone.

We have noted this comment and have revised this section

38. We hereby reissue prior comment 43 dated February 11, 2005. Reference is made to your statement that in furtherance of your business model, you "have continued to progress [y]our development plan focusing on web design and finding a suitable location to implement a test site." Please elaborate and update on all such efforts.

We have noted this comment and have not commenced any of the operations as we still do not have an acceptable amended agreement in place and would only seem prudent not to commence these operations without this amended agreement in place.

39. We hereby reissue prior comment 44 dated February 11, 2005. In your Plan of Operation, please disclose the costs involved to market your product. Indicate who will perform this function and when they will begin. To the extent you have not identified anyone to date, so state.

We have noted this comment and have revised our disclosure.*

40. We hereby reissue prior comment 45 dated February 11, 2005. Specifically address the costs associated with Empirical becoming a public reporting company and the sources of funds to be used to pay such costs.

We have noted this comment and have revised this section

41. We hereby reissue prior comment 46 dated February 11, 2005. Since you do not intend to hire any employees, please describe the costs associated with hiring subcontractors or consultants at each phase of your plan of operation.

We have noted this comment and have revised this section

Management's Discussion and Analysis of Financial Condition and Results of Operations page 29

42. We hereby reissue prior comment 47 dated February 11, 2005. We note your statement in the first paragraph that you intend spending in the next 12 months $15,000 in legal fees, $5,000 on blue sky fees, $6,000 on accounting fees and $1,000 on transfer fees. These appear to be the fees associated with this offering and, if so, should be identified as such. Please advise.

We have noted this comment and revised this section*

43. We hereby reissue prior comment 48 dated February 11, 2005. The purpose of registering this offer and providing this prospectus is so that investors may make an informed decision. As such, we do not understand the basis for your conclusion in the second sentence of the second paragraph, which does not appear appropriate since potential investors should be able to use this prospectus as the basis for their investment decision. Please revise.

We have noted this section and have revised this section*

44. We hereby reissue prior comments 50-56 dated February 11, 2005 in their entirety.

We have noted this comment and have revised our disclosure in the prospectus

Description of Property, page 30

45. We hereby reissue prior comment 57 dated February 11, 2005. Please describe any agreement, understanding or arrangement between Empirical and Mr. Ward concerning the use of your principal executive offices.

We have noted this comment and have revised this section*

Certain Relationships and Related Transactions, page 31

46. Please confirm that other than Mr. Ward, no person could be deemed a promoter. See Item 404(d) of Regulation S-B and the definition of "promoter" located in Rule 405 of Regulation C. In this regard, we note that Kennedy Kerstner is listed in your articles as the company's first director and its incorporator. Please disclose this fact both here and in the Business section. See Item 404(d) and Item 101 (a) of Regulation S-B.

We have noted this comment and have made all necessary revisions*

Part 11

Recent Sales of Unregistered Securities

47. In prior comment 67 dated February 11, 2005, we asked that you advise why you did not disclose the issuance of 100,000 shares to Mr. Cherrett. Your response indicates that these shares were not a sale of stock but rather part of the acquisition cost of acquiring the software. Disclosure of the 100,000 shares issued to Mr. Cherrett appears to be required, since Item 701 of Regulation S-B requires disclosure of all unregistered issuances of securities for cash or non-cash consideration for the past three years.

We have noted this comment and have revised this section*

48. Disclose when and to whom the 200,000 shares were issued.

We have noted this comment and have disclosed when and who the share were issued to under the heading Recent Sales of Unregistered securities*

Exhibits

49. Please file executed amended bylaws.

We have noted this and included our amended bylaws under Exhibit 3.2*

50. Please revise the legality opinion to reflect the total number of shares being registered.

We have noted this comment and have had our opinion of legality revised to reflect the total number of shares

Being registered.

Yours truly,

/s/ Derek Ward

President

The Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States